ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2025 and 2024

		Six Months Ended December 31
		2025	2024
	Note	£’000	£’000
REVENUE	5	362,285	390,641
Cost of sales
Direct cost of sales		(273,839)	(283,066)
Allocated cost of sales		(13,180)	(13,898)
Total cost of sales		(287,019)	(296,964)
GROSS PROFIT		75,266	93,677
Selling, general and administrative expenses		(81,131)	(87,314)
OPERATING (LOSS) / PROFIT		(5,865)	6,363
Net finance (expense) / income		(9,833)	354
(LOSS) / PROFIT BEFORE TAX		(15,698)	6,717
Tax on (loss) / profit on ordinary activities	7	635	2,381
(LOSS) / PROFIT FOR THE YEAR AND PROFIT ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY		(15,063)	9,098
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact		5,874	(13,813)
TOTAL COMPREHENSIVE EXPENSE FOR THE YEAR ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY		(9,189)	(4,715)

(LOSS) / EARNINGS PER SHARE (EPS):	8
Weighted average number of shares outstanding - Basic		52,957,541	59,269,752
Weighted average number of shares outstanding - Diluted		52,957,541	59,472,250
Basic (Loss) / EPS (£)		(0.28)	0.15
Diluted (Loss) / EPS (£)		(0.28)	0.15

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2025 and June 30, 2025

	December 31, 2025	June 30, 2025
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	478,156	473,296
Intangible assets	99,677	100,890
Property, plant and equipment	14,809	14,177
Lease right-of-use assets	41,261	41,515
Deferred tax assets	22,068	19,030
Financial assets and other receivables	6,096	5,009
TOTAL	662,067	653,917
ASSETS - CURRENT
Trade and other receivables	196,607	209,523
Corporation tax receivable	1,082	12,865
Financial assets	117	121
Cash and cash equivalents	68,484	59,345
TOTAL	266,290	281,854
TOTAL ASSETS	928,357	935,771
LIABILITIES - CURRENT
Lease liabilities	13,815	13,661
Trade and other payables	91,827	96,827
Corporation tax payable	3,422	7,757
Contingent consideration	74	100
Deferred consideration	2,487	3,376
TOTAL	111,625	121,721
LIABILITIES - NON CURRENT
Borrowings	202,745	180,943
Lease liabilities	32,888	33,448
Deferred tax liabilities	14,203	15,183
Tax liabilities related to Pillar II Income tax	584	584
Contingent consideration	278	401
Other liabilities	599	552
TOTAL	251,297	231,111
EQUITY
Share capital	1,061	1,123
Share premium	21,280	21,280
Merger relief reserve	63,440	63,440
Retained earnings	536,155	575,428
Other reserves	(54,418)	(60,369)
Treasury shares	(2,078)	(17,958)
Investment in own shares	(5)	(5)
TOTAL	565,435	582,939
TOTAL LIABILITIES AND EQUITY	928,357	935,771
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2025 and 2024

	Share capital	Share premium	Merger relief reserve	Treasury shares	Investment in own shares	Retained earnings	Capital redemption reserve	Other equity reserves	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at June 30, 2024	1,180	21,280	63,440	—	(26)	573,640	161	278	(20,498)	639,455
Equity-settled share-based payment transactions - net of tax	—	—	—	—	—	19,966	—	—	—	19,966
Exercise of options	9	—	—	—	16	(16)	—	—	—	9
Transaction with owners	9	—	—	—	16	19,950	—	—	—	19,975
Profit for the year	—	—	—	—	—	9,098	—	—	—	9,098
Other comprehensive income	—	—	—	—	—	—	—	514	(14,327)	(13,813)
Total comprehensive income for the year	—	—	—	—	—	9,098	—	514	(14,327)	(4,715)
Balance at December 31, 2024	1,189	21,280	63,440	—	(10)	602,688	161	792	(34,825)	654,715

Balance at June 30, 2025	1,123	21,280	63,440	(17,958)	(5)	575,428	227	122	(60,718)	582,939
Equity-settled share-based payment transactions - net of tax	—	—	—	—	—	16,504	—	—	—	16,504
Issue of new shares	4	—	—	—	—	—	—	—	—	4
Issue of shares related to acquisition	—	—	—	—	—	—	—	588	—	588
Share buyout (treasury shares)	—	—	—	(24,896)	—	—	—	—	—	(24,896)
Cancellation of shares	(77)	—	—	40,776	—	(40,714)	77	—	—	62
Exercise of options	11	—	—	—	—	—	—	—	—	11
Transaction with owners	(62)	—	—	15,880	—	(24,210)	77	588	—	(7,727)
Profit for the year	—	—	—	—	—	(15,063)	—	—	—	(15,063)
Other comprehensive income	—	—	—	—	—	—	—	(541)	5,827	5,286
Total comprehensive income for the year	—	—	—	—	—	(15,063)	—	(541)	5,827	(9,777)
Balance at December 31, 2025	1,061	21,280	63,440	(2,078)	(5)	536,155	304	169	(54,891)	565,435

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2025 and 2024

		Six Months Ended December 31
		2025	2024
	Note	£’000	£’000
OPERATING ACTIVITIES
(Loss) / Profit for the year		(15,063)	9,098
Income tax charge		(635)	(2,381)
Non-cash adjustments	9	37,665	46,207
Tax received / (paid)		3,894	(3,786)
UK research and development credit received		3,871	—
Net changes in working capital	9	10,678	(12,716)
Net cash from operating activities		40,410	36,422

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(11,127)	(1,571)
Proceeds / (Loss) from disposal of non-current assets		63	36
Payment for acquisition of subsidiary, net of cash acquired		(3,586)	(5,900)
Interest received		1,249	720
Net cash used in investing activities		(13,401)	(6,715)

FINANCING ACTIVITIES
Proceeds from sublease		53	64
Proceeds from borrowings		43,000	10,000
Repayment of borrowings		(23,330)	(30,842)
Repayment of lease liabilities		(6,583)	(6,159)
Repayment of lease interest		(855)	(989)
Interest and debt financing costs paid		(5,162)	(4,282)
Grant received		10	274
Payment for repurchase of own shares		(24,985)	—
Net cash used in financing activities		(17,852)	(31,934)
Net change in cash and cash equivalents		9,157	(2,227)

Cash and cash equivalents at the beginning of the year		59,345	62,358
Net foreign exchange differences		(18)	(66)
Cash and cash equivalents at the end of the year		68,484	60,065

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc (the “Company,” “we,” “us,” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, we consult and partner with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, the Group supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2025. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 30, 2026.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
The standards, amendments, and interpretations which entered into mandatory effect on January 1st , 2025 did not have a material impact on the Group financial statements.
The following new or amended standards and interpretations are issued and will be effective in future periods. Other than IFRS 18 - Presentation and Disclosure in Financial Statements, they are not expected to have a material impact on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2026:

•Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

•Annual improvements to IFRS - Volume 11

Effective for annual periods beginning on or after January 2027:

•IFRS 18 - Presentation and Disclosure in Financial Statements

Management is currently assessing the impacts of the application of this standard on the Group’s consolidated financial statements. Early adoption is permitted. The Group has not opted for early application.

•IFRS 19 - Subsidiaries without Public Accountability: Disclosures

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2025 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on September 4, 2025 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.

b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2025. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
e.Going concern
The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While the technology sector has experienced economic headwinds globally, the impact on the Group’s operations and liquidity has not been substantial.
In accordance with IAS 1 “Presentation of financial statements”, and revised FRC (“Financial Reporting Council") guidance on “risk management, internal control and related financial and business reporting”, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these condensed consolidated financial statements. We have also assessed the risk of breaching covenants under our revolving credit facility, and have confirmed that no covenant breaches are expected within the analysed period.
Having considered the outcome of these assessments, the Directors believe that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date of approval of these condensed consolidated financial statements, and accordingly continue to adopt the going concern basis in preparing the condensed consolidated financial statements.
f.Basis of Consolidation
(i)    Business combinations
Business combinations are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortised over their estimated useful lives based on the pattern over which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent and deferred consideration payable are measured at fair value at the acquisition date. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. Otherwise, subsequent changes in the fair value of deferred and contingent consideration payable are recognised in the consolidated statements of comprehensive income within finance expense or finance income.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation.
g.Revenue
The Group generates revenue primarily from its single class of business being the provision of IT services. It recognises revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers”:

•The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

•The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer.

•The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

•The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are multiple performance obligations in the contract, a separate price allocation is performed based on relative standalone selling prices.

•Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and taxes.

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The majority of the Group's contracts are relatively short term in nature and have a single performance obligation.

Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and generally bills and collects monthly in arrears. The Group applies the practical expedient. Under the practical expedient, if the vendor’s right to consideration from a customer corresponds directly with the value to the customer of the vendor’s performance completed to date, the vendor can recognise revenue at the amount to which the vendor has the right to invoice. Consequently, the revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.

Fixed price contracts are predominantly flat rate recurring service arrangements provided evenly over time, where revenue is recognised on a straight-line basis over the period of the service and do not require any judgment.

A small proportion of fixed price contracts type is comprised of percentage of completion and milestone contracts recognised over time. Percentage of completion and milestone contract revenue is recognised over time applying the input or output methods depending on the nature of the project and the agreement with the customer. The input method is applied by recognising revenue on the basis of the Group’s efforts to date in the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. The output method is applied by recognising revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Group's performance towards complete satisfaction of the performance obligation. These methods are followed where reasonably dependable estimates of revenues and costs can be made. Percentage of completion and milestone contracts generally correspond to short-term contracts that generally do not span more than one accounting period.

The Group also enters into a small number of volume-based arrangements where revenue is recognised based upon performance of certain activities (e.g. processing of IT service tickets). Volume-based revenue is recognised over time based on the volume of IT related services provided in the period at the fixed rate per activity.

Variable consideration usually takes the form of volume-based discounts, rebates, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and estimation uncertainty that can have an impact on the amount of revenues reported. The majority of this variable consideration relates to volume based discounts and rebates which are applied as a reduction to revenues recognised to date, and are estimated based on future forecasts of contracted revenue during the contractual period, considering the highly probable threshold.

From time to time, the Group may enter into arrangements with third-party suppliers to sell services. In such cases, the Group evaluates whether it is the principal (i.e., reports revenues on a gross basis) or the agent (i.e., reports revenues on a net basis). In doing so, the Group first evaluates whether it has control of the service before it is transferred to the customer. If the Group controls the service before it is transferred to the customer, the Group is the principal; if not, the Group is the agent. Determining whether the Group controls the service before it is transferred to the customer may require judgment.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Services performed on or prior to the balance sheet date, but invoiced thereafter, are reflected in accrued income. Contract liabilities, or deferred income, consist of advance payments from clients and billings in excess of revenues recognised. The Group classifies deferred income as current on the consolidated balance sheet and it is recognised as revenue when the services are provided under a contract. These balances are generally short-term in nature and are generally recognised as revenue within one year.

4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a Group level basis for the purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment. This is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, representing the Group’s single cash generating unit.

5. Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	Six months Ended December 31
	2025 £’000	2024 £’000
UK	107,073	123,728
North America	147,481	152,085
Europe	84,710	94,827
Rest of the world	23,021	20,001
Total	362,285	390,641
The Group's revenue by industry sector is as follows:

	Six months Ended December 31
	2025 £’000	2024 £’000
Payments	65,504	76,045
Banking and Capital Markets	80,040	69,574
Insurance	32,710	33,813
TMT	60,672	79,640
Mobility	30,653	35,167
Healthcare	44,407	47,013
Other	48,299	49,389
Total	362,285	390,641

6.Particulars of Employees (including Directors)

	Six Months Ended December 31
	2025	2024
The average number of staff employed by the group during the period (including directors):
Number of operational staff	10,329	10,541
Number of administrative staff	1,192	1,250
Number of management staff	8	8
Total	11,529	11,799

7.Tax on (Loss) / Profit on Ordinary Activities

	Six Months Ended December 31
	2025 £’000	2024 £’000
Tax on (loss) / profit on ordinary activities	(635)	(2,381)
Tax for the six months ended December 31, 2025 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period. The resulting effective rate for the six months ended December 31, 2025 is 4.0% (six months ended December 31, 2024: (35.4)%).

8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended December 31
	2025 £’000	2024 £’000
(Loss) / Profit for the year, attributable to equity holders of the Company	(15,063)	9,098

	Six Months Ended December 31
	2025 £’000	2024 £’000
Weighted average number of shares outstanding	52,957,541	59,269,752
(Loss) / Earnings per share - basic (£)	(0.28)	0.15
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 “Earnings Per Share”, the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended December 31
	2025 £’000	2024 £’000
(Loss) / Profit for the year, attributable to equity holders of the Company	(15,063)	9,098

	Six Months Ended December 31
	2025	2024
Weighted average number of shares outstanding	52,957,541	59,269,752
Diluted by options in issue and contingent shares	—	202,498
Weighted average number of shares outstanding (diluted)	52,957,541	59,472,250
(Loss) / Earnings per share - diluted (£)	(0.28)	0.15

Between January 1, 2026 and the date of authorisation of these financial statements the Company repurchased 487,677 ordinary shares. Had these been repurchased before December 31, 2025, there would have been no impact on the basic and diluted earnings per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements that would have an impact over the basic and diluted earnings per share for the reporting period.

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2025 £’000	2024 £’000
Depreciation, amortisation and impairment of non-financial assets	20,785	24,133
Interest income	(1,249)	(720)
Interest expense	6,386	5,604
Unrealised foreign exchange gain	(567)	(2,493)
Grant income	(1,435)	(923)
Research and development tax credit	(485)	(271)
Share-based compensation expense	14,176	21,965
Fair value movement on contingent consideration	(169)	(1,871)
Fair value movement of financial liabilities	(2)	25
Loss on disposal of non-current assets (tangibles and intangibles)	225	688
Loss on disposal of right-of-use asset	—	70
Total non-cash adjustments	37,665	46,207

	Six Months Ended December 31
Net changes in working capital	2025 £’000	2024 £’000
Decrease in trade and other receivables	15,350	700
Decrease in trade and other payables	(4,672)	(13,416)
Total changes in working capital	10,678	(12,716)

10. Share-Based Payment Arrangements
The Group had the following share-based payment arrangements: Company Share Option Plan (“CSOP”), Joint Share Ownership Plan (“JSOP”), Long Term Incentive Plan (“LTIP”), 2018 Equity Incentive plan (“EIP”) and 2018 Sharesave Plan (“SAYE”).
During the reporting period, no discounted “Share Success” (”SS”) options under EIP were granted. Previously granted SS options are disclosed separately to other awards under the EIP, SAYE and CSOP.

The number, weighted-average exercise price, weighted average share price at exercise date and average contractual life of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SSP (under EIP scheme)
Options outstanding at July 1, 2025	—	6,965	—	1,887,397	—	3,871,057
Options granted during the period	—	—	—	3,081,896	—	—
Options exercised during the period	—	—	—	(509,952)	—	—
Options forfeited during the period	—	—	—	(174,808)	—	(335,108)
Options expired during the period	—	—	—	—	—	—
Options outstanding at December 31, 2025	—	6,965	—	4,284,533	—	3,535,949

Weighted average exercise price December 31, 2025 - £	—	—	—	—	—	28.48
Weighted average share price at exercise date during six month period ended December, 31, 2025 - £	—	—	—	6.65	—	—
Weighted average contractual life December 31, 2025 - years	0	11	0	3	0	5
No SS options were granted during the six months ended December 31, 2025 (December 31, 2024 : none).
Other options granted under the Group's equity plans have a nil exercise price, therefore their fair value equals the share price at grant date.
For the six months ended December 31, 2025, the Group recognised a £14.18 million share-based payment charge in respect of all the Group’s share option schemes (December 31, 2024: £21.97 million).
11. Business combinations

On July 1, 2025, the Group acquired Class35 Limited, a UK based technology consultancy company (“Class35”). Class35 collaborates at the most senior levels within clients in shaping and validating digital products and services to conquer business problems and opportunities, with emphasis on customers and growth. Class35 boosts Endava's ideation capabilities, adding talented people and several active client relationships within financial services, retail, energy, and other sectors.

The consideration comprised £3.3 million in cash, £0.6 million in equity consideration and £0.1m in deferred consideration. The net assets acquired amounted to £1.4 million, including identifiable intangible assets of £0.3 million related to client relationships. This resulted in goodwill recognised of £2.3 million.

12. Subsequent events

There were no material subsequent events from the end of the reporting period until the date of this report that would require and adjustment to or disclosure in the condensed consolidated financial statements.